UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NOVO NORDISK A/S

(Exact name of the registrant as specified in its charter)

The Kingdom of Denmark	333-82318	N/A
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Novo Allé, DK-2880 Bagsværd, Denmark	N/A
(Address of principal executive offices)	(Zip code)

Jesper Brandgaard +45 4444 8888

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Novo Nordisk is filing this report on Form SD for the reporting period of January 1, 2013 to December 31, 2013 (the “Reporting Period”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) and in accordance with the requirements of Item 1.01 of Form SD. Rule 13p-1 and Form SD require disclosure of certain information related to any product manufactured or contracted to be manufactured where “conflict minerals” are necessary to the functionality or production of those products. “Conflict minerals” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten.

Novo Nordisk does manufacture or contract to manufacture a limited number of products containing conflict minerals that are necessary to the functionality or production of our products. In all instances where this is the case, Novo Nordisk certifies that those products are DRC conflict free. That certification is based on a supply chain country-of-origin inquiry, described in more detail below. This inquiry provides the basis of our assertion that the conflict minerals did not originate in the conflict region or gives us no reason to believe they may have originated in the conflict region.

Novo Nordisk utilises a four-step supply chain country-of-origin inquiry process:

1.	We work internally to identify all Novo Nordisk products that may contain conflict minerals and to identify the suppliers of those products or the components or raw materials that may contain conflict minerals.

2.	We contact those suppliers in writing and ask that they complete a conflict minerals reporting survey modelled on the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) joint conflict minerals due diligence template. This requires that the suppliers provide a written response indicating whether any of the products they supply to Novo Nordisk contain conflict minerals necessary to their production or functionality and, if so, whether they can certify those products to be DRC conflict free within the meaning of the conflict minerals rule.

3.	We review those responses to determine whether there are facts, circumstances or red flags of any kind that could give reason to question a supplier’s response or certification, or that otherwise merits a more detailed due diligence process.

4.	To the extent necessary we make additional inquiries or perform additional reviews in order to resolve any such facts, circumstances or red flags.

If a supplier is found not to be in compliance with our commitments regarding conflict minerals, the supplier is expected to develop, implement and document plans to remedy such non-compliance in a timely manner. Our supply arrangements with any supplier which refuses to do so, is non-responsive or otherwise refuses to cooperate with reasonable due diligence inquiries and requests, are subject to termination. These actions support our long-term commitment to respect human rights and improve labour standards in our supply chain.

This disclosure and description of Novo Nordisk’s country of origin inquiry are available on the company’s website at: http://www.novonordisk.com/sustainability/ourpriorities/responsiblebusiness.asp. Information on the company’s website does not constitute a part of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: 28 May 2014	NOVO NORDISK A/S

	By:	/s/ Jesper Brandgaard
	Name:	Jesper Brandgaard
	Title:	Executive Vice President and Chief Financial Officer

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